China Yuchai International Appoints New Director

Singapore, Singapore – August 11, 2015 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that Mr. Meng Choong Wong has been appointed to its Board as a non-executive director.

Mr. Wong is currently the Group Chief Operating Officer of Hong Leong Asia Ltd. (“HLA”), China Yuchai’s controlling shareholder. He was previously the Chief Operating Officer of the Industrial Packaging Unit of HLA from October 2000 to May 2005. From August 1998 to May 1999, Mr. Wong was the General Manager, China of Hong Leong Corporation Limited, now known as Hong Leong (China) Limited, a subsidiary of HLA.

Mr. Wong has more than 30 years of corporate and business experience including senior management positions in local and multinational companies such as Tat Hong Holdings Ltd., China Delta Export Limited, China Export Finance Limited and the Fraser & Neave Group.

Mr. Wong holds a Bachelor of Accountancy degree from the National University of Singapore and has completed the Senior Executive Program at Columbia Business School in New York.

The Board welcomes Mr. Wong as a director and believes that his extensive business experience together with his knowledge of the HLA group will be beneficial to China Yuchai.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2014, GYMCL sold 483,825 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss
Grayling
Tel: +1-646-284-9409
Email: cyd@grayling.com